UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Alphatec Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

02081G102
(CUSIP Number)

Jeffrey Wade
c/o LS Power Development, LLC
1700 Broadway, 35th Floor
New York, New York 10019
212-547-2914

With a copy to:
Adam M. Turteltaub
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8129

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02081G102	Page 2 of 7 Pages

SCHEDULE 13D
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) L-5 Healthcare Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,081,538
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,081,538
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,081,538
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.35% (1)
14		TYPE OF REPORTING PERSON OO

(1) Calculation is based upon 118,496,526 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on April 27, 2023.

CUSIP No. 02081G102	Page 3 of 7 Pages

SCHEDULE 13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul Segal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 171,329
	8	SHARED VOTING POWER 11,081,538 (1)
	9	SOLE DISPOSITIVE POWER 171,329
	10	SHARED DISPOSITIVE POWER 11,081,538 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,252,867
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.50% (2)
14	TYPE OF REPORTING PERSON IN
(1)  Represents 11,081,538 shares of Common Stock held by L-5 Healthcare Partners, LLC.
(2)  Calculation is based upon 118,496,526 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on April 27, 2023.

CUSIP No. 02081G102	Page 4 of 7 Pages
The Schedule 13D filed with the Securities and Exchange Commission on March 16, 2018 (as previously amended, the "Schedule 13D") by (i) L-5 Healthcare Partners, LLC, a Delaware limited liability company (“L-5”), and (ii) Paul Segal, an individual with United States citizenship (collectively, the “Reporting Persons”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Alphatec Holdings, Inc., a Delaware corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) and (b) The information contained on the cover pages to this Schedule 13D and Item 3 is incorporated herein by reference
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 118,496,526 shares of Common Stock outstanding as of April 27, 2023, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2023.
L-5 directly holds 11,081,538 shares of Common Stock reported in this Schedule 13D. As a result of his relationship with L-5, Paul Segal may be deemed the beneficial owner of all such shares of Common Stock. Mr. Segal, however, disclaims beneficial ownership of such shares, except to the extent of his indirect pecuniary interest therein. Mr. Segal also directly holds 171,329 shares of Common Stock reported in this Schedule 13D.
(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.
(d) Not applicable.
(e) Not applicable.

CUSIP No. 02081G102	Page 5 of 7 Pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  May 12, 2023

L-5 HEALTHCARE PARTNERS, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

/s/ Paul Segal
Paul Segal

CUSIP No. 02081G102	Page 5 of 7 Pages
Schedule I
1.	The following transactions were effected by L-5 during the past 60 days:
Date	Security	Amount of Shares Sold	Approximate Price ($) per Share
May 10, 2023	Common Stock	1,675,445	$14.8750
May 10, 2023	Common Stock	91	$15.1900
May 10, 2023	Common Stock	91	$15.2000
May 10, 2023	Common Stock	91	$15.2200
May 10, 2023	Common Stock	350	$15.2300
May 10, 2023	Common Stock	91	$15.2400
May 10, 2023	Common Stock	14	$15.2500
May 10, 2023	Common Stock	182	$15.2700
May 10, 2023	Common Stock	173	$15.3000
May 10, 2023	Common Stock	182	$15.3050
May 10, 2023	Common Stock	182	$15.3100
May 10, 2023	Common Stock	364	$15.3200
May 10, 2023	Common Stock	273	$15.3300
May 10, 2023	Common Stock	91	$15.3350
May 10, 2023	Common Stock	455	$15.3400
May 10, 2023	Common Stock	282	$15.3500
May 10, 2023	Common Stock	273	$15.3600
May 10, 2023	Common Stock	91	$15.3671
May 10, 2023	Common Stock	91	$15.3700
May 10, 2023	Common Stock	91	$15.3800
May 10, 2023	Common Stock	683	$15.3900
May 10, 2023	Common Stock	484	$15.4000
May 10, 2023	Common Stock	27	$15.4050
May 10, 2023	Common Stock	146	$15.4100
May 10, 2023	Common Stock	364	$15.4150
May 10, 2023	Common Stock	662	$15.4200
May 10, 2023	Common Stock	182	$15.4250
May 10, 2023	Common Stock	91	$15.4275
May 10, 2023	Common Stock	567	$15.4300
May 10, 2023	Common Stock	364	$15.4350
May 10, 2023	Common Stock	588	$15.4400
May 10, 2023	Common Stock	91	$15.4424
May 10, 2023	Common Stock	182	$15.4425
May 10, 2023	Common Stock	291	$15.4450
May 10, 2023	Common Stock	1,557	$15.4500
May 10, 2023	Common Stock	91	$15.4525
May 10, 2023	Common Stock	1,073	$15.4600
May 10, 2023	Common Stock	91	$15.4625
May 10, 2023	Common Stock	273	$15.4650
May 10, 2023	Common Stock	91	$15.4675
May 10, 2023	Common Stock	1,275	$15.4700
May 10, 2023	Common Stock	182	$15.4725
May 10, 2023	Common Stock	364	$15.4750
May 10, 2023	Common Stock	1,305	$15.4800
May 10, 2023	Common Stock	91	$15.4850
May 10, 2023	Common Stock	1,185	$15.4900
May 10, 2023	Common Stock	304	$15.4950
May 10, 2023	Common Stock	1,092	$15.5000
May 10, 2023	Common Stock	364	$15.5050
May 10, 2023	Common Stock	1,365	$15.5100
May 10, 2023	Common Stock	637	$15.5150
May 10, 2023	Common Stock	940	$15.5200
May 10, 2023	Common Stock	91	$15.5250
May 10, 2023	Common Stock	547	$15.5400
May 10, 2023	Common Stock	91	$15.5450
May 10, 2023	Common Stock	272	$15.5500
May 10, 2023	Common Stock	91	$15.5550
May 10, 2023	Common Stock	91	$15.5650
May 10, 2023	Common Stock	364	$15.5800
May 10, 2023	Common Stock	91	$15.5900
May 10, 2023	Common Stock	455	$15.6000
May 10, 2023	Common Stock	637	$15.6100
May 10, 2023	Common Stock	455	$15.6200
May 10, 2023	Common Stock	91	$15.6250
May 10, 2023	Common Stock	91	$15.6350
May 10, 2023	Common Stock	182	$15.6400
May 10, 2023	Common Stock	182	$15.6450
May 10, 2023	Common Stock	91	$15.6500
May 10, 2023	Common Stock	182	$15.6600
May 10, 2023	Common Stock	91	$15.6650
All of the above transaction were effected on the open market.

CUSIP No. 02081G102	Page 7 of 7 Pages
2.	The following transactions were effected by Paul Segal during the past 60 days:
Date	Security	Amount of Shares Sold	Approximate Price ($) per Share
May 10, 2023	Common Stock	165,070	$14.8750
May 10, 2023	Common Stock	9	$15.1900
May 10, 2023	Common Stock	9	$15.2000
May 10, 2023	Common Stock	9	$15.2200
May 10, 2023	Common Stock	35	$15.2300
May 10, 2023	Common Stock	9	$15.2400
May 10, 2023	Common Stock	1	$15.2500
May 10, 2023	Common Stock	18	$15.2700
May 10, 2023	Common Stock	17	$15.3000
May 10, 2023	Common Stock	18	$15.3050
May 10, 2023	Common Stock	18	$15.3100
May 10, 2023	Common Stock	36	$15.3200
May 10, 2023	Common Stock	27	$15.3300
May 10, 2023	Common Stock	9	$15.3350
May 10, 2023	Common Stock	45	$15.3400
May 10, 2023	Common Stock	28	$15.3500
May 10, 2023	Common Stock	27	$15.3600
May 10, 2023	Common Stock	9	$15.3671
May 10, 2023	Common Stock	9	$15.3700
May 10, 2023	Common Stock	9	$15.3800
May 10, 2023	Common Stock	67	$15.3900
May 10, 2023	Common Stock	48	$15.4000
May 10, 2023	Common Stock	3	$15.4050
May 10, 2023	Common Stock	15	$15.4100
May 10, 2023	Common Stock	36	$15.4150
May 10, 2023	Common Stock	65	$15.4200
May 10, 2023	Common Stock	18	$15.4250
May 10, 2023	Common Stock	9	$15.4275
May 10, 2023	Common Stock	56	$15.4300
May 10, 2023	Common Stock	36	$15.4350
May 10, 2023	Common Stock	58	$15.4400
May 10, 2023	Common Stock	9	$15.4424
May 10, 2023	Common Stock	18	$15.4425
May 10, 2023	Common Stock	29	$15.4450
May 10, 2023	Common Stock	154	$15.4500
May 10, 2023	Common Stock	9	$15.4525
May 10, 2023	Common Stock	106	$15.4600
May 10, 2023	Common Stock	9	$15.4625
May 10, 2023	Common Stock	27	$15.4650
May 10, 2023	Common Stock	9	$15.4675
May 10, 2023	Common Stock	125	$15.4700
May 10, 2023	Common Stock	18	$15.4725
May 10, 2023	Common Stock	36	$15.4750
May 10, 2023	Common Stock	128	$15.4800
May 10, 2023	Common Stock	9	$15.4850
May 10, 2023	Common Stock	117	$15.4900
May 10, 2023	Common Stock	30	$15.4950
May 10, 2023	Common Stock	108	$15.5000
May 10, 2023	Common Stock	36	$15.5050
May 10, 2023	Common Stock	135	$15.5100
May 10, 2023	Common Stock	63	$15.5150
May 10, 2023	Common Stock	93	$15.5200
May 10, 2023	Common Stock	9	$15.5250
May 10, 2023	Common Stock	54	$15.5400
May 10, 2023	Common Stock	9	$15.5450
May 10, 2023	Common Stock	27	$15.5500
May 10, 2023	Common Stock	9	$15.5550
May 10, 2023	Common Stock	9	$15.5650
May 10, 2023	Common Stock	36	$15.5800
May 10, 2023	Common Stock	9	$15.5900
May 10, 2023	Common Stock	45	$15.6000
May 10, 2023	Common Stock	63	$15.6100
May 10, 2023	Common Stock	45	$15.6200
May 10, 2023	Common Stock	9	$15.6250
May 10, 2023	Common Stock	9	$15.6350
May 10, 2023	Common Stock	18	$15.6400
May 10, 2023	Common Stock	18	$15.6450
May 10, 2023	Common Stock	9	$15.6500
May 10, 2023	Common Stock	18	$15.6600
May 10, 2023	Common Stock	9	$15.6650
All of the above transaction were effected on the open market.